UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  Amendment #2

                   General Form for Registration of Securities
              of Small Business Issuers under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                       FAIRCHILD INTERNATIONAL CORPORATION
                 (Name of Small Business Issuer in its Charter)

           Nevada                                         91-1880015
(State or other jurisdiction of             (IRS Employer Identification Number)
  Incorporation or Organization)

          Suite 600, 596 Hornby Street, Vancouver, B.C. Canada V6C 1A4
           (Address of Principal Executive Offices)         (Zip Code)

                                 (604) 646-5614
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None
           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                                (Title of Class)

                                Table of Contents
Part I
Item 1.     Description  of  Business. . . . . . . . . . . . . . . . . . . . .Page 3

Item 2.     Management's Discussion and Analysis or Plan of Operation. . . . .Page 14

Item 3.     Description  of  Property. . . . . . . . . . . . . . . . . . . . .Page 15

Item 4.     Security Ownership of Certain Beneficial Owners and Management . .Page 15

Item 5.     Directors, Executive Officers, Promoters and Control Persons. . . Page 16

Item 6.     Executive  Compensation. . . . . . . . . . . . . . . . . . . . . .Page 17

Item 7.     Certain  Relationships  and  Related  Transactions. . . . . . . . Page 17

Item 8.     Description  of  Securities. . . . . . . . . . . . . . . . . . . .Page 18

Part II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity
            and  Other  Shareholder  Matters . . . . . . . . . . . . . . . . .Page 20

Item 2.     Legal  Proceedings. . . . . . . . . . . . . . . . . . . . . . . . Page 21

Item 3.     Changes  in  and  Disagreements  with  Accountants. . . . . . . . Page 21

Item 4.     Recent  Sales  of  Unregistered  Securities. . . . . . . . . . . .Page 21

Item 5.     Indemnification  of  Directors  and  Officers. . . . . . . . . . .Page 22

Part F/S
Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 24

Part III
Item 1.     Index  to  Exhibits. . . . . . . . . . . . . . . . . . . . . . . .Page 25

Item 2.     Description  of  Exhibits. . . . . . . . . . . . . . . . . . . . .Page 25

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Page 26

                                     PART I

To simplify the language in this Registration Statement, Fairchild International Corp. is referred to herein as "the Company" or "We."

Item  1.     Description  of  Business

Business  Development.
We were incorporated in Nevada on June 20, 1997 as Goanna Resources, Inc. by Mr. David Stadnyk to pursue potential opportunities in the mining business in Australia. Mr. Stadnyk originally formed Goanna Resources. In March 12, 1999, Mr. Stadnyk resigned as our director and president, and enlisted our current management to pursue our current plan of business, when it became apparent that such mining opportunities would not come to fruition. Toward this end, on June 24, 1999, we changed our name to Fairchild International Corporation. Mr. Stadnyk was later retained as our consultant, because of his familiarity with our plan of business and his business contacts, including his knowledge of Praxis Pharmaceuticals, Inc., a corporation that is conducting research and development on our behalf.

Our current plan of business involves the development of two potential products, the anti-wrinkle and anti-arthritic product. These potential products are being developed in conjunction with our agreement with Praxis Pharmaceuticals. We also have a domain name registered under the name www.Healthpharmacy that may market the products when Praxis Pharmaceuticals completes their development, if ever. The website is currently undergoing development, but there is no assurance that we will ever complete its development. In addition, there is no assurance that we will ever complete development of the two potential products, the anti-wrinkle or anti-arthritic product.

In approximately January 1999, we began negotiations with Praxis Pharmaceuticals, Inc. for that corporation to conduct research and develop a line of nutri-ceutical products on our behalf. Praxis Pharmaceuticals is a pharmaceutical company with a staff of medical doctors and seven scientists that conducts research in pharmaceutical and non-pharmaceutical drugs and treatments. In October 1999, we entered into a licensing agreement with Praxis Pharmaceuticals.

On  February  15, 1999, we reverse split our stock on a one (1) share for twenty
(20) share basis to reduce the number of shares outstanding. We originally planned to seek financing subsequent to the reverse split, which would have placed additional shares of our common stock in the market. After the reverse split, however, our common stock became volatile. Our shareholders expressed concern that our stock price was too high for an OTCBB stock. As a result, on September 13, 1999, we forward split our stock on a ten (10) share for one (1) share basis to adjust for the effects of our February 15, 1999 reverse stock split. Unless indicated otherwise, all statements herein reflect both of these stock splits. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, or purchase or sale of a significant amount of assets not in the ordinary course of business.

During the early part of 1999 we had specific cosmetic products and had developed a full product line that we wished to bring to market. However, problems developed with the agent who proposed to assemble the product line and place it with a manufacturer. Specifically, we disagreed with the agent's
exorbitant  fees  and  royalties.   Accordingly,  we  cancelled  our  proposed
arrangements with the agent. Subsequently, we started discussions with a manufacturer, Agera Skincare Systems, a division of Biosyn, Inc. of New Orleans, Louisiana, for that company to manufacture a full line of skin care products on our behalf. We never finalized an agreement with Agera Skincare Systems because of our financial limitations and our decision to focus our business on the research and development that Praxis Pharmaceuticals would conduct on our behalf.

In approximately mid-1999, Praxis Pharmaceuticals, on our behalf entered into discussions with Aeterna Laboratories, Inc. headquartered in Quebec City, Canada, for a possible joint venture involving the anti-wrinkle product. The discussions are temporarily suspended until such time as the anti-wrinkle patent is filed, if ever.

Business  of  Issuer.
We have operational losses and no revenues. Our ability to continue in business is dependent upon our ability to generate sufficient funds to conduct our operations and to attain profitability and/or raise equity capital or borrow from third parties and/or related parties sufficient to meet current and future obligations. We are registering our common stock on a voluntary basis under
Section 12(g) of the Exchange Act in order to comply with the recently enacted Over the Counter Bulletin Board ("OTCBB") listing requirements. From June 19, 1997 to February 25, 1999, we were engaged in the mining business. We are no longer engaged in the mining business. We plan to develop a website named www.Healthypharmacy.com marketing various anti-aging and nutritional products such as vitamin supplements and homeopathic arthritis and skin care products. Our website is in the developmental stages and is not yet operational.

We have obtained the domain names, youthfulyou.com and healthypharmacy.com. We plan to offer products through the healthypharmacy.com site. We have not yet determined our intended use for the youthfulyou.com site. We plan to contract with Netcom Canada to connect our web site to the Internet. We have contracted with Zappworx Visual Management to develop and maintain our web site. We launched our website as a "work in progress" on November 1, 1999 and expected to have our web site operational by early 2000. However, development of our website has taken longer than expected because we focused upon the research and development conducted by Praxis Pharmaceuticals. If our website becomes operational at that time, we plan to take orders via our website; however, there is no assurance that we will develop that capability or be operational at any time.

Web site shoppers will be able to browse our site and place their secured orders on line. We plan to process orders by online credit card or cyber cash systems. We have not secured contracts with providers of credit card or cyber cash systems. Upon credit approval, we will arrange for delivery of the ordered products via courier service such as Federal Express or United Parcel Service. To date, we have not entered into agreements for the shipment of our products with any courier services. Customers will be able to place orders seven days a week, twenty-four hours a day to be delivered to their specified destination.

We will attempt to offer our products at prices competitive with other shopper websites. Initially, we anticipate approximately 5-10 products in our online catalogue format with new product lines being added as web traffic and sales increase. We have entered into an agreement with Praxis Pharmaceuticals to sell their anti-wrinkle formula. Further, we are in discussions with a third party seeking to acquire their anti-wrinkle formula that Praxis Pharmaceuticals is developing on our behalf. As of the date of this registration statement, we have not reached a formal agreement with any third party to sublicense our formulas.

We intend to sell our products to male and female consumers over the age of 35. We have not agreed to a marketing alliance with any company at this time. We intend to use both traditional and non-traditional means of advertising. We anticipate that our primary source of advertising will be the Internet. We also plan to advertise through e-mail distribution. We have not formulated any specific plans for implementing our advertising. We have not entered into formal contracts with search engines or other potential advertising or marketing outlets.

Our  business  development  has  proceeded  since  our  inception,  as  follows:
   -  In  1997, at our inception, we were in the business of mining in Australia
   - In June 1999, we changed our name to Fairchild International Corporation to conduct research and develop a line of nutri-ceutical products.
   - In September 1999, we entered in to a license agreement with Praxis Pharmaceuticals to conduct research and development into an anti-wrinkle product and an anti-arthritic product.
   - We are currently undergoing development of a website under the name www.Healthpharmacy.com

We are in the research and development stages of development of our proposed products, an anti-wrinkle product and anti-arthritic product. We now have no products that have completed development.

A potential conflict of interest existed at the time we were negotiating an agreement with Praxis Pharmaceuticals because at that time Mr. Standyk was our consultant and a secretary and director of Praxis Pharmaceuticals. Because Mr. Standyk was familiar with the potential product we wished to develop through his relationship with Praxis Pharmaceuticals, we felt that his relationship with both companies was mutually beneficial to both companies. In addition, we feel that Mr. Standyk was acting to the mutual benefit of both companies, because Praxis Pharmaceuticals had difficulty negotiating an agreement with other companies because those companies wanted to review Praxis Pharmaceutical's confidential formula for the anti-wrinkle product and the anti-arthritic product, which Praxis Pharmaceuticals refused to do.

During May 1999 we entered into negotiations with Praxis Pharmaceuticals to develop a line of cosmetics and market anti-wrinkle products. At the time, Praxis Pharmaceuticals was in the process of developing an anti-wrinkle compound that we felt would be beneficial to our potential product line. At the time we began negotiations Mr. Standyk was a director and secretary of Praxis Pharmaceuticals and had already resigned as our director, and acted as our consultant. Our negotiations with Praxis Pharmaceuticals continued until September 1999, at which time we entered into an agreement that provided for the research and development of an anti-wrinkle product and an anti-arthritic product.

Currently, there are no common officers, directors, or management between Praxis Pharmaceuticals and us. Praxis Pharmaceuticals does not have any intentions of participating in our management. We are dependent upon Praxis Pharmaceuticals, only in so far as that company is conducting research and development for the anti-wrinkle compound and anti-arthritic compound. Effective October 1999, Praxis Pharmaceuticals owns approximately 23% of our common stock, as a result of our agreement with them to obtain the exclusive rights to the anti-wrinkle compound and anti-arthritic compound. Praxis Pharmaceuticals is not financially dependent upon us; instead, their continued financial existence is their $2 million joint venture agreement with Rothchild Bioscience Managers Party Limited. This joint venture is totally independent of our agreement with Praxis Pharmaceuticals.

We entered into research, development and license agreements with Praxis Pharmaceuticals effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. We agreed to pay $250,000 by October 1, 2000 for research on the products and issue 2,600,000 post-split common shares for consideration for the license. We will pay a net revenue royalty of 35% on revenue for licensed products. The agreement is with a company formerly under common management.

Praxis Pharmaceuticals has an agreement with ANUTECH, the business arm of the Australian National University that permits Praxis Pharmaceuticals the use of certain patents based on carbohydrate science that were developed by Praxis Pharmaceuticals' medical staff. In turn, Praxis Pharmaceuticals has agreed to further solidify the patent position on the anti-wrinkle compounds so it has an absolute patent position for the products we hope to market.

The only clinical trails that Praxis Pharmaceuticals has conducted on our behalf have been carried out on animal models, specifically rats. These clinical trials have been conducted in conjunction with our agreement with Praxis Pharmaceuticals. These trials are still in process in an attempt to develop an effective dermal compound that has the ability to go through the skin to reach the sub-surface area, i.e. the wrinkle. In approximately March 2000, Praxis Pharmaceuticals employed a technician full-time to the dermal wrinkles and arthritis testing projects.We will attempt to develop salable products through our agreement with Praxis Pharmaceuticals.

The following describes the time line represented by Praxis Pharmaceuticals to us for testing of the anti-wrinkle and anti-arthritic products.
Scale-Up  Process - Estimated time - 2 months
   -  Scale-up  process
   -  Bulk  Isolation  and  purification  for  bath  preparations

Arthritis  trials - Estimated time - 6 months
   -  Ethics  Committee  Approval
   -  Re-establishing  active  and  passive  model
   -  Delivery  and  dose-finding  studies  including:
         *  Gavage
         *  Drinking  water
         *  Food
         *  Confirmation  of  mini-osmotic  pump  delivery

Skin  Trials - Estimated time - 6 - 8 months
   -  Formulation  preparation
   -  Evaluate  dermal  delivery  formulations
   -  Establishing  a  model  for  quick  delivery  assessment
   -  Establish  a  wrinkle  model  and  test  materials

We  hope  to  meet  the  following  schedule:

0-3  months:
   -  Preparation  of  batch  material  for  subsequent  testing
   -  Produce  formulations  for  skin  testing
   -  Commence  trials  in  animal  models  of  theumatoid  arthritis

3-6  months:
   -  Test  skin  formulations  for  penetration  and  effect
   -  Complete  rheumatoid  arthritis  animal  studies

6-9  months:
   -  Begin  skin  toxicity  studies
   -  File  skin  cosmetic  patent  (material  and  formulation  coverage)

9-12  months:
   -  Complete  skin  toxicity  studies
   -  Commence  animal  wrinkle  model  studies

12  months:
   -  Complete  wrinkle  model  studies

Upon completion of testing to our satisfaction that these potential products are viable for public use, we will attempt to obtain product insurance. We estimate a maximum approximate cost of $50,000 cost attributed with our efforts at finding a joint venture partner to market and distribute their products, upon completion of the product development.

As of May, 2000, Praxis Pharmaceuticals has made the following progress through our agreement with them:
Further progress has been made in improving the efficiency of compound isolation and purification, steps which will be necessary in order to produce the material in large quantities for pre-clinical and clinical studies will be essential for eventual manufacturer.

A technician was employed to work full time on the dermal wrinkles and arthritis project. In association with the chemists and animal scientist working part time on these projects the man House equivalent is two full time positions employed. The priority is generating sufficient supportive data to file the completed patent on the treatment of dermal wrinkles as per milestones. This was due to occur at 6-9 months and should be on schedule. We are currently behind in milestone progress for the arthritis and skin programs for various technical reasons. One of the reasons has been a technical problem in scaling up the purification of the carbohydrate agent for use in oral studies, in rheumatoid arthritis and dermal studies.

Animal  Studies.

A total of nine compounds have been examined for their ability to induce mononuclear cell infiltration into the dermis of rats. Of these, four compounds were effective and five were not.

Praxis Pharmaceuticals advised us on July 6, 2000 that they have made the following progress and expect the research and development project to proceeds, as follows:

Expected  Timing:

        0-3  months

Preparation  of  batch  material  for  all  subsequent  testing.

A large-scale preparation of material has been produced and purified using a gel filtration procedure. A quantity of approximately 50 grams has been purified but the gel filtration procedure still inefficient and 50 grams is still not sufficient for the oral availability studies to be commended (and completed). A new and hopefully more efficient gel filtration column is currently being installed in the laboratory for this purpose.

Produce  formulations  for  skin  testing.

Several skin formulations have been assessed in the rat model and to date none of these formulations have had an effect equivalent he intrademal injection of material. The skin formulations tested to date have included ethanol, DMSO and oleic acid. A consultant specialist skin formulation company has been approached to provide alternative formulations for testing.

Commence  trials  in  animal  models  of  rheumatoid  arthritis.

An animal model of rheumatoid arthritis has been established in rats. The model is called the adjuvant arthritis model and is the result of adjuvant treatment of rats, which cause joint swelling and inflammation within three weeks. Lymphocytes from adjuvant treated rats are transferred to na ve rats and these rats develop joint signs within two weeks. The severity of the arthritis is assessed by measuring the thickness of the ankle joints daily and by histological examination of the joints after two weeks. Using this model it has been found that the agents consistently and significantly reduce the severity of the arthritis. Several agents have been tested and shown to work in the model. The agents were administered by infusion pump into the subcutaneous tissue over a two-week period. Now that the model is established and we have shown the efficacy of the agents under development it is awaiting sufficient to test the oral effectiveness which requires the agents to be administered in the drinking water. It is hoped that sufficient will be available to start this in 3 weeks time.

        3-6  months

Test  skin  formulations  for  penetration  and  effect.

As noted, several skin formulations have been produced and tested for their effectiveness in remodeling the skin of rats. No formulations have been as effective as an intradermal injection. Penetration is to be assessed in the future fluorescent-labeled materiel, which can be assessed for penetration using standard immunohistology procedures.

Complete  rheumatoid  arthritis  animal  studies.

As noted these studies cannot be commenced until sufficient materiel has finally been purified (100 grams).

Goals  of  Praxis  Pharmaceuticals  Agreement
The goals of our agreement with Praxis Pharmaceuticals are to develop anti-wrinkle and anti-arthritic salable products during approximately 2001. At this time, we can not predict whether we will be successful in developing any products as a result of our agreement with Praxis Pharmaceuticals, especially because Praxis Pharmaceutical's research and development efforts will take at least another nine to twelve months to complete.

Once Praxis Pharmaceuticals files its patent for the anti-wrinkle product, the following additional tasks will need to be undertaken:
   -  Continued  research  by  Praxis  Pharmaceuticals
   - We will seek a joint venture partner to market the products with a pharmaceutical or cosmetics company - A joint venture of this nature would require an up-front payment by our joint venture partner and a grant of royalties by us to the joint venture partner. There is no assurance that we will find a joint venture partner who will be willing to enter into an agreement with us. There is no assurance that we will be able to enter into an agreement with a joint venture partner upon favorable terms.
   - Direct Sales - We will attempt to develop our direct sales through our website. We have not begun development of any direct sales plan or direct sales strategies. There is no assurance that we will be successful in developing a direct sales plan.

Status  of  any  Publicly  Announced  New  Product.
We are attempting to develop a line of health care and anti-aging products. We are currently seeking a manufacturer to produce our products.

Competitive  Business  Conditions.
The online retail industry is highly competitive with respect to price, service, quality and Internet marketing. There are numerous, well-established, large competitors in the online industry with comprehensive web sites, possessing substantial financial, marketing, personnel and other resources. In contrast, our company is in the developmental stages and lacks such resources. There can be no assurance that we will be able to respond to various competitive factors affecting our business. We plan to attempt to gain a competitive advantage over our competitors by working directly with wholesalers enabling us to obtain and pass on to a diverse consumer base quality products at competitively lower prices.

Anti-aging, nutritional and dietary supplement markets are highly competitive. The development of online product catalogs will involve an ever-changing and evolving process. We will attempt to competitively price products on our website, provide superior quality products, and achieve success through efficient customer service and effective marketability strategies. We are limited, however, by among other factors, the developmental character of our company, the unpredictability and uncertainty of our future revenues and the intensely competitive nature of the anti-aging and vitamin product industry in which established companies and new entrants may have a distinct competitive advantage. There are many well-established competitors with substantially greater financial revenues. Many of these competitors have been in existence for substantially longer periods of time than we have and may be better established in the market where we plan to operate. Further, they may have sufficient revenue streams to engage in extensive advertising and promotional campaigns far in excess of our marketing capabilities. Our competition cannot be determined with any certainty because certain data is not available from private competitors. Accordingly, our competition is difficult to assess with any preciseness, and there is no guarantee that we will be able to compete in the industry, within which we operate. As such, our operations may be adversely effected.

Manufacturing. We do not currently manufacture any products, and we will rely on third-party manufacturers. We are in the process of locating a manufacturer to produce our products.

Raw  Materials  and  Suppliers.
We anticipate that the principal suppliers of our products will be wholesale distributors, who generally act as suppliers to retail stores. We plan to enter contract negotiations with several distributors of health care and anti-aging products. A delay in establishing suppliers or distributors could have an adverse effect on our revenues and cash flow. In the event that we are unable to locate manufacturers of anti-aging products or if any manufacturer that we depend upon in the future ceases operations or cannot continue to manufacture our retail products our business could be adversely affected.

Herbal supplements and anti-aging products contain ingredients that are harvested by and obtained from third-party suppliers. Some of these ingredients are harvested internationally, only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause our operations to be adversely affected.

We do not have contracts with any suppliers, entities or persons committing suppliers to provide the materials required for the production of anti-aging products. There can be no assurance that suppliers will provide the raw materials needed for anti-aging products in the quantities requested or at a price that our manufacturers are willing to pay. In the past five years, natural vitamin E, beta-carotene and melatonin have been subject to unusual price fluctuations as a result of supply shortages and/or increased demand. Because we do not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not within our control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions, natural disasters or other catastrophic events. Our manufacturers' inability to obtain adequate supplies of raw materials for anti-aging products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on our business.

Dependence  on  Certain  Customers.
As of the date of this registration we have not developed a customer base. We do not believe that we will be dependent upon any single customer once we have developed a customer base; however, there can be no assurance that we will not become dependent upon one or a few customers.

Intellectual  Property.
Although many of the products that we intend to sell will rely upon proprietary technology, we do not own any registered patents, trademarks, copyrights or franchises. We have licensed a product through Praxis Pharmaceuticals that has a patent through Annutech of the Australian National University. This patent only covers the anti-arthritic product. We have written a preliminary patent for that we expect to file with the U.S. Patent Office within the next thirty days. That preliminary patent is for the anti-wrinkle product. Other than the Praxis Pharmaceuticals agreement discussed below, we are not a party to any royalty agreement or other agreement providing for proprietary interests.

Praxis Pharmaceuticals Licensing Agreement. Through contacts of our consultant and promoter, Mr. Stadnyk, our management became acquainted with Praxis
Pharmaceuticals, a company that developed an anti-wrinkle cream. We entered into a Research, Development, and Licensing Agreement with Praxis Pharmaceuticals on May 11, 1999 (effective as of September 30, 1999), to obtain an exclusive, worldwide license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. We feel we will develop a product line through this agreement.

We have agreed to pay $250,000 and issue 2,600,000 shares of our common stock, as consideration for the worldwide license. We made an initial payment to of $62,500 to Praxis Pharmaceuticals on October 1, 1999. Three installments of $50,000 are due quarterly, commencing on January 1, 2000 or completion of the first milestone set forth in the agreement. A final payment of $37,500 is due on the latter of October 1, 2000 or completion of the final milestone set forth in the agreement. We have agreed to pay Praxis Pharmaceuticals a 35% royalty of the net proceeds earned from sales of the licensed products or the granting of a sub-license, less the $250,000 referred to above and any other costs of development, manufacturing, production, marketing and selling.

We expect to add dermal wrinkle and arthritis products to our product line, through execution of this agreement. In exchange for our cash and equity consideration, Pharmaceuticals has agreed to conduct certain research projects, secure proprietary protection on their anti-wrinkle and arthritis compounds and to provide us with the exclusive right to make, market and sell such products for a perpetual period beginning September 30, 1999. Praxis Pharmaceuticals' performance is based upon certain milestones set forth in this agreement. These milestones are, as follows:

     0-3  MONTHS

             Preparation of batch material for all subsequent testing Produce formulations for skin testing
             Commence  trials  in  animal  models  of  rheumatoid  arthritis

     3-6  MONTHS

             Test Skin formulations for penetration and effect Complete rheumatoid animal studies

     6-9  MONTHS

             Begin  skin  toxicity  studies
             File  skin  cosmetic  patent  (material and formulation coverage)

     9-12  MONTHS

             Complete  skin  toxicity  studies
             Commence  animal  wrinkle  model  studies

     12  MONTHS-

             Complete  wrinkle  model  studies

Mr. Stadnyk's contact, Dr. Cowden, will perform the work with seven scientists under Dr. Cowden's employment. Praxis Pharmaceuticals must complete product trials and solidify patent protection, before we market these products. Praxis Pharmaceuticals has assured us that our total product development budget will not exceed $250,000.

Government  Approvals.
We are currently, not subject to direct regulation by any government agency, other than regulations applicable to businesses generally and regulations applicable to commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet products and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as sales tax, libel and personal privacy is uncertain and may take years to resolve.

In addition, as our service becomes available over the Internet in multiple states and if we begin to sell to numerous consumers residing in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject our business to taxes and penalties for failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Our manufacturers will be subject to extensive and rigorous governmental regulation concerning the protection of the environment and the quality of manufacturing. Federal, state and local regulatory agencies actively enforce these regulations and conduct periodic inspections to determine compliance with such government regulations. The Food and Drug Administration (the "FDA") enforces regulations regarding the quality of manufacturing, Good Manufacturing Practices ("GMP"), through periodic surveillances and audits. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of cosmetics, dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. We anticipate that the FDA will promulgate GMP, which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulation for drugs. There is no assurance that, if the FDA adopts GMP regulations specific to dietary supplements, manufacturers of anti-aging products will be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

In addition, the Federal Trade Commission (hereinafter the "FTC") has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods. Failure to comply with applicable regulatory requirements may result in fines, suspension of approvals, cessation of distribution, product recalls and criminal prosecution, any of which would have a material adverse effect on us if other manufacturers could not be arranged within a reasonable time.

Changes in existing regulations, the interpretation thereof or adoption of new regulations could impose costly new procedures for compliance. Such new procedures could prevent us from obtaining or affect the timing of additional regulatory approvals. The FTC and state and local authorities regulate the advertising of over-the-counter drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended (the "Food and Drug Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, composition storage, record keeping, approval, advertising and promotion of our products.

In general, products falling within the FDA's definition of "new drugs" require pre-market approval by the FDA while products falling within the FDA's definition of "cosmetics" do not require pre-market approval. We feel that anti-aging products, fall within the FDA's definition of "cosmetics" and therefore do not require pre-market approval. There can be no assurance, however, that the FDA will concur in this view. In the event that we fail to comply with applicable regulations with respect to any products, we may be required to change our labeling, formulation or possibly cease manufacture and marketing of such products. The FDA may require post-marketing testing and surveillance to monitor the record of our products and continued compliance with regulatory requirements. The FDA also may require the submission of any lot of a product for inspection and may restrict the release of any lot that does not comply with FDA standards, or may otherwise order the suspension of manufacture, recall or seizure if a non-compliant product is discovered. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems concerning safety or efficacy of a product are discovered following approval.

We may also be subject to foreign regulatory authorities governing testing or sales of certain of our products. Despite the fact that FDA approval may be obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained in certain cases prior to the commencement of marketing of the product in those countries. There can be no assurance that any product developed or marketed by us will be approved by the FDA or any foreign regulatory authority.

Research  and  Development.
In our past two fiscal years, we have spent approximately $132,500 on product research and development. Our research and development has been conducted through our agreement with Praxis Pharmaceuticals, as described above. We do not anticipate that this cost will be borne directly by the customers; however, there can be no such assurances.

Compliance  with  Environmental  Laws.
Other than environmental laws to which corporations may generally be subject, we do not believe that we are subject to any environmental law compliance. If such compliance should become necessary, we do not believe expenses associated with such compliance would be material to our operations.

Employees.
As of the date of this registration statement, we have one full time employee that is also our President, Mr. Byron Cox.

None of our employees are members of a union. We believe that our relationship with our employees is favorable. We do not intend to add additional employees in the next twelve months.

Item  2.     Plan  of  Operation
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS REGISTRATION STATEMENT.

We eventually plan to develop specialized e-commerce sites on the Internet. Over the next twelve months, we plan to focus on development of an Internet portal for alternative health care products. We hope that this site will offer our products, as well as those of other companies. In addition, we plan to offer information on related topics on the website.

In the past, we have relied upon funding from our former officer and director, Mr. Stadnyk. We borrowed approximately $44,000 from Mr. Stadnyk during our development stage, $40,000 of which has been repaid. We are currently unable to satisfy our cash requirements without the financial support of our President, Byron Cox, or his designee. We anticipate that we will meet our cash requirements for the next twelve months through Mr. Cox's financial support, even though Mr. Cox has not supplied funds to the Company in the past. Currently, we have no commitment for funding from our past or present officers and directors or any other party. Eventually, we will need to raise additional funds, if we plan to implement an advertising and marketing plan to advance our website. We have not yet determined how we plan to obtain these additional funds.

In 1999, we raised cash proceeds of $475,000 from the sale of our common stock to business associates and friends of Mr. Standyk and Mr. Cox. These funds were for general operating expenses. At the time these funds were raised they were not intended for the Praxis Pharmaceuticals licensing agreement. In this regard, we issued 3,000,000 shares for $150,000 on March 15, 1999 and we issued 1,000,000 shares on April 1, 1999 for $300,000. The proceeds are to be used to implement our new plan of business. At the time of sale, the proceeds were not earmarked for the Praxis Pharmaceuticals licensing agreement.

Since we have entered into an agreement with Praxis Pharmaceuticals for research and development, we will encounter significant research and development expenses over the next twelve months. In addition to the terms of the Praxis
Pharmaceuticals agreement, we may seek to conduct other research and development, which would result in expenses beyond those outlined in the agreement with Praxis Pharmaceuticals.

Our goal is to have Praxis Pharmaceuticals provide us with products that are ready for market. The first product that we hope to receive from Praxis
Pharmaceuticals is the anti-wrinkle compound while the second is an arthritis product.

Since we outsource most of our operations, we do not anticipate establishing our own manufacturing facilities over the next twelve months. Beyond this time frame, we plan to make a decision with regard to purchase or sale of any plant and significant equipment in the long term after products are introduced to the public through our website, if ever.

As conditions dictate, we will engage additional employees. We do not plan to make any significant changes in the number of employees over the next twelve months.

Item  3.     Description  of  Property
We currently occupy space at Suite 600, 596 Hornby Street, Vancouver, B.C. Canada V6C 1A4. This space is approximately 250 square feet and is occupied by us on a proportional cost basis on a month-to-month basis. We share office space with numerous companies, only two of which are related to us in any fashion, Praxis Pharmaceuticals and Alexander Cox and Company. Praxis Pharmaceuticals only maintains a subsidiary administrative office at this location and their primary offices are located in Seattle Washington, and Canberra, Australia. We are charged for office rental and administrative expenses on a proportional basis. During 1999, we paid $31,696 of administrative expenses to an Alexander Cox and Company, a private company that is controlled by our director and officer, Byron Cox. Also during 1999, we paid $31,240 of administrative fees to our director and one of our former directors. Therefore, during 1999, we paid total expenses of $63,136 for our office space and administrative expenses. Administrative expenses include, among other things, telephone, secretary, and other office expensesWe feel that we will be able to occupy these premises or obtain other adequate space if necessary.

Item 4. Security Ownership of Certain Beneficial Owners and Management The table below sets forth information with respect to the beneficial ownership of the Common Stock by (a) each person known by the Company to be the beneficial owner of five percent or more of the outstanding common stock, and (b) all executive officers and directors individually and as a group, as of January 25, 2000. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Security  Ownership  of  Certain  Beneficial  Owners.

Title of Class  Name & Address of Beneficial  Number of Beneficially   Percentage
                Owner                         Owned Shares             Ownership of Class
--------------  ----------------------------  -----------------------  -------------------
Common          Winston Cabell                               737,000                  6.7%
                28 Royalist Road
                Mosman NSW 9083 WA 6000
                Australia
--------------  ----------------------------  -----------------------  -------------------
Common          David Lane                                   757,000                  6.9%
                1632 McPherson Drive
                Port Coquetlam, B.C. Canada
--------------  ----------------------------  -----------------------  -------------------
Common          Dr. Brett Charlton                         2,600,000                 23.7%
                Dr. William Cowden
                Mr. David Stadnyk
                Praxis Pharmaceuticals, Inc.
                595 Hornby Street, Suite 600
                Vancouver, BC Canada
--------------  ----------------------------  -----------------------  -------------------
Common          David Stadnyk                           2,375,000 (1)                19.8%
                595 Hornby Street, Ste. 600
                Vancouver, B.C. Canada

(1)     This  amount  includes  options  to purchase 500,000 shares of our common stock at
        $0.05 per share and options to purchase an additional 500,000 shares of our common stock at  $0.15  per  share.  These  options  will  expire  in  March  2000.

Security  Ownership  of  Management.

Title         Name & Address of Beneficial  Number of Beneficially  Percentage
              Owner                         Owned Shares            Ownership of Class
------------  ----------------------------  ----------------------  -------------------
President     Byron Cox                     200,000 Common                         1.8%
Director      595 Hornby St., Ste. 600
              Vancouver, B.C. Canada
------------  ----------------------------  ----------------------  -------------------
All Officers  1 person                      200,000 Common                         1.8%
& Directors


Change  in  Control.
There are no arrangements, which may result in a change in control of the Company.

Item  5.     Directors,  Executive  Officers,  Promoters  and  Control  Persons

Directors  and  Executive  Officers.
The following sets forth the names and ages of the Company's officers and directors. The shareholders elect the directors of the Company annually, and the board of directors appoints the officers annually.

Name                Age             Position                    Term of Office
--------------------------------------------------------------------------------
Byron  Cox          62              President,  Director        Annual

Byron  Cox
Mr. Cox has served as President and Director of the Company since March 12, 1999. From 1997 to the present, Mr. Cox has worked at Alexander-Cox & Company, Vancouver, B.C., as the company's President, where he provides investment advisory services specializing in raising capital and investing in emerging growth companies, as well as developing investor relations programs, particularly on American Stock Exchanges. Mr. Cox holds a B.A. from the University of Toronto, a Diploma in Business Administration (Marketing) from Ryerson Polytechnic Institute and a certificate in Strategic Marketing Management from the Harvard Business School. He holds professional accreditation in the American Public Relations Society, as well as the Canadian Public Relations Society.

Significant  Employees.
There are no employees not mentioned above who are expected to make a significant contribution to the business.

Family  Relationships.
There are no family relationships among directors, executive officers, or persons nominated for such positions.

Involvement  in  Certain  Legal  Proceedings.
In October of 1997, a bankruptcy receiving order was made against Record Publishing, Inc. (Estate No: 25-060808) in Canada. Mr. Cox was an officer of this Company at the time of the bankruptcy.

Other than the aforementioned, there have been no bankruptcies, criminal proceedings, or other legal proceedings during the past five years which would be material to the evaluation of the ability or integrity of any director, executive officer, any person nominated for such positions, any control person or any promoter of the Company [see prior comment 13-clarify whether there are no such persons to disclose).

Item  6.     Executive  Compensation
The following table present, for the fiscal years ended December 31, 1999, the compensation paid by the Company to the Company's chief executive officer.

SUMMARY  COMPENSATION  TABLE
----------------------------

Name and            Year   Salary   Bonus   Other Annual      Restricted      Securities   LTIP      Other
Principle Position         ($)      ($)     Compensation ($)  Stock Award(s)  Underlying   Payouts   ($)
                                                                   ($)        Options (#)  ($)
------------------  ----  --------  ------  ----------------  --------------  -----------  --------  ------
Byron Cox,          1997         0       0                 0               0            0         0       0
President           1998         0       0                 0               0            0         0       0
                    1999  $ 28,000       0                 0               0            0         0       0

Item  7.          Certain  Relationships  and  Related  Transactions

Certain  Transactions.
Stadnyk Consulting Agreement. On March 15, 1999, we entered into a consulting agreement with David Stadnyk who was our prior Director, President and Secretary and who is a beneficial owner of our common stock, for services as a public relations and business consultant. We paid a retainer of $25,000 and issued 500,000 common shares of our stock to him as compensation for these services. In addition, we granted him the option to purchase 500,000 shares of our common stock at $0.05 per share and the option to purchase an additional 500,000 shares of our common stock at $0.15 per share. These options are exercisable for a period of one year from the date of the agreement. Further, the agreement provides  that,  should  we  obtain  listing on the NASDAQ small-cap market, Mr.
Stadnyk would have a period of two years from the date of such listing to exercise an option to purchase 5% of the outstanding common stock of the Company at $0.50 per share. The agreement is for a period of twelve months. We have paid $25,000 and issued 50,000 pre-split common stock at an assigned value of $0.50 per share. Other than the aforementioned, we do not intend to enter into any transactions with our beneficial owners.

Praxis Pharmaceuticals Licensing Agreement. On May 11, 1999 we entered into an agreement with Praxis Pharmaceuticals, effective September 30, 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. We have agreed to pay approximately $250,000 for research on the products and issue 2,600,000 common shares of our common stock in consideration for the license. We have paid $132,500 to Praxis Pharmaceuticals and issued 2,600,000 post-split common stock in consideration for the license. The balance of $117,500 cash consideration to Praxis Pharmaceuticals is due by October 31, 2000. We will pay Praxis Pharmaceuticals a royalty of 35% of the net proceeds earned from sales of products sold under the terms of this agreement. David Stadnyk is an Officer and Director of Praxis Pharmaceuticals.

Parents
We  are  not  a  subsidiary  of  any  parent  company.

Item  8.     Description  of  Securities

Common  Stock.
In General. We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 10,988,210 shares were issued and outstanding as of January 25, 2000. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding voting shares in an election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to our common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock, after giving preference to any preferred shares outstanding. The Board of Directors reserves the right to fix or determine the designations, rights, preferences or other variations on each class of capital stock of the Company.

Preferred  Stock.
In General. We have authorized 1,000,000 shares of preferred stock, par value $0.01. As of January 25, 2000, there were no preferred shares issued and outstanding.

Voting. Each share of our preferred stock designated at issuance to have voting rights would entitle the holder thereof to one vote in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of preferred stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding voting shares in an election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of preferred stock entitles the holder thereof to receive cash dividends, as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the preferred stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of preferred stock, before giving preference to any common shares outstanding. The Board of Directors reserves the right to fix or determine the designations, rights, preferences or other variations on each class of capital stock of the Company.

Debt  Securities
We  currently  have  no  debt  securities  outstanding.

     PART  II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market  Information.
Our common stock is traded on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol FRCD. There is no active trading market for the common stock. The following bid quotations have been reported for the period beginning July 8, 1998, our initial quotation date, and ended September 30, 1999:

                      Bid Quotations

Period                                  High   Low
July 8 - September 30, 1998             $ 3/4  $  1/4
October 1 - December 31, 1998           $9/16  $ 0.05

January 1 - March 31, 1999              $0.40  $ 0.13
April 1 - April 15, 1999
April 15, 1999  Reverse split 1:20       ****    ****
April 16 - June 30, 1999
July 1 - September 13, 1999             $9.00  $2 3/8
September 13, 1999  Forward Split 10:1   ****    ****
September 14 - September 30, 1999       $7/16  $ 7/16
October 1 - December 31, 1999           $0.59  $ 0.05

Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities and are, in all likelihood, not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company has been advised that approximately 11 member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of warrants.

Holders.
As of January 25, 2000, there were approximately 57 holders of record of our 10,988,210 shares of common stock outstanding. Of these 10,988,210 shares, 4,958,490 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is American Securities Transfer & Trust, Inc. located at 12039 West Alameda Parkway, Lakewood, CO 80228.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.
We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item  2.     Legal  Proceedings
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item  3.     Changes  In  and  Disagreements  With  Accountants
We have not had any resignation or dismissal of our principal independent accountants. As of the date of this registration statement, Steele & Co., located in Vancouver, British Columbia, serve as our independent accountants and have prepared the audited statements included as exhibits hereto.

Item  4.     Recent  Sales  of  Unregistered  Securities.
On June 20, 1997, we sold 2,500,000 shares of our common stock to the public for $50,000.00. On August 7, 1997, we sold 128,250 shares of our common stock to the public for $51,300.00. On August 15, 1997, we sold 41,611 shares of our common stock to the public for $41,611.00.

On August 31, 1998, we issued 508,312 shares of our common stock to several parties rendering Business Consulting Services valued at $223,657.50 to the Company. On October 20, 1998, we issued 150,000 shares of our common stock for $15,000.00 consideration from Jewett Finance. On December 10, 1998, we issued 250,000 shares of common stock to Stockbroker Relations, Inc. for Public Relations Services valued at $56,000.00. On December 10, 1998 we also issued 650,000 options to purchase our common stock to Stockbroker Relations, Inc. at prices above market in exchange for public relations services.

On March 15, 1999, we sold 3,000,000 shares of our common stock to the public for $150,000.00. On March 15, 1999, we issued 500,000 shares of our common stock to David Stadnyk for Business Consulting Services valued at $25,000.00. We also issued 1,000,000 options to purchase our common stock at prices above market to David Stadnyk as consideration for Business Consulting Services to be rendered. On April 1, 1999, we sold 1,000,000 shares of our common stock to the public for $300,000.00.

We relied upon Rule 504 of Regulation D for the above issuances of our common stock. These securities were issued without a restrictive legend. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company without a specific business plan nor a company whose business plan was to merge with an unidentified private entity; (c) the aggregate offering price within any twelve months did not exceed $1,000,000. No commissions were paid in these offerings.

Additionally, on August 5, 1997 we issued 200,000 shares of our common stock to Stephen Payne and 110,000 shares to Vern Strange for the acquisition of real property valued at $310,000. These shares were issued with a restrictive legend and were issued pursuant to Section 4(2) of the Securities Act of 1933.

In October 1999, we issued 2,600,000 shares of our common stock to Praxis Pharmaceuticals, Inc. pursuant to the terms of our May 11, 1999 agreement with them for research, development and licensing. These shares were issued pursuant to section 4(2) of the Securities Act of 1933.

Item  5.     Indemnification  of  Directors  and  Officers
Section 78.7502 of the NRS provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. Indemnification of directors or officers is available if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further,  in  an  action  brought  by  the  corporation  or  in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders; (2) a majority of a quorum of the board of directors consisting of members of the board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that a director or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, the corporation must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF OPERATIONS AND DEFICIT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)


                                  CUMULATIVE       PERIODS ENDED
                                      TO           SEPTEMBER 30
                                 SEPTEMBER 30
EXPENSES                             1999         1999      1998
ADVERTISING                      $       9,008  $       -  $      -
BANK CHARGES AND EXCHANGE               12,439      2,310     2,125
CONSULTING                              49,540     25,664    14,460
RESEARCH AND DEVELOPMENT                96,500     96,500         -
OFFICE AND SECRETARIAL                  18,727     12,044     1,326
PROMOTION AND TRAVEL                   318,095     97,396   133,061
PROFESSIONAL FEES                       57,264     32,954     7,963
RELATED PARTY
     ADMINISTRATION CHARGES             88,678     42,692    19,477
RENT
SHAREHOLDER INFORMATION                 14,558      4,099     2,255
STOCK OPTION COMPENSATION              120,000    120,000
TELEPHONE                                2,996      1,655       848
TRANSFER AGENT FEES                      7,566      3,408     2,516
                                 -------------  ---------  --------

                                       795,371    438,722   184,031

MINERAL INTEREST AND
    EXPLORATION COSTS                   99,627          -    26,264
                                 -------------  ---------  --------

NET LOSS FOR THE PERIOD                894,998    438,722   210,295
                                 =============

DEFICIT BEGINNING OF THE PERIOD                   456,276   130,662
                                                 --------  --------

DEFICIT END OF THE PERIOD                        $894,998  $340,957
                                                 --------  --------


BASIC LOSS PER SHARE                             $   0.07  $   0.07
                                                 ========  ========



                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                               SEPTEMBER 30, 1999

                           (EXPRESSED IN U.S. DOLLARS)


ASSETS                                                   1999
    CURRENT
       CASH                                           $ 173,181
                                                      ==========

LIABILITIES

    CURRENT
       ACCOUNTS PAYABLE                               $  13,226
       OWING TO RELATED PARTIES                          66,184
                                                      ----------

                                                         79,410
    STOCK OPTION PLAN COMPENSATION (NOTE 3)             120,000
                                                      ----------

                                                      $ 199,410
                                                      ----------

COMMITMENTS (NOTE 3)

STOCKHOLDERS' EQUITY

  SHARE CAPITAL
     AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE
                 OF $0.001 PER SHARE
      1,000,000   PREFERRED SHARES WITH A PAR VALUE
                 OF $0.01 PER SHARE
ISSUED AND FULLY PAID (NOTE 2)
    8,388,170 COMMON SHARES                             868,769

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                                    (894,998)
                                                      ----------

TOTAL STOCKHOLDERS' EQUITY                               26,229
                                                      ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 173,181
                                                      ==========

APPROVED BY THE DIRECTOR


-----------------------------


                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                           (EXPRESSED IN U.S. DOLLARS)



                                  CUMULATIVE       PERIODS ENDED
                                      TO           SEPTEMBER 30
                                 SEPTEMBER 30
                                     1999        1999        1998
CASH PROVIDED (USED) BY                       $       -   $       -
    OPERATING ACTIVITIES

NET LOSS FOR THE PERIOD           $(894,998)  $(438,722)  $(210,295)
ITEM NOT AFFECTING CASH FLOW
    ISSUE OF SHARES FOR SERVICES
      AND MINERAL INTEREST          210,858      25,000     123,658
CHANGE IN NON-CASH
STOCK OPTION PLAN COMPENSATION      120,000     120,000
  OPERATING ITEM
    ACCOUNTS PAYABLE                 13,226       5,876       1,325
                                  ----------  ----------  ----------

                                   (550,914)   (287,846)    (85,312)
                                  ----------  ----------  ----------

FINANCING ACTIVITIES

  OWING TO RELATED PARTIES           66,184      10,432      17,497
  SHARE CAPITAL ISSUED FOR CASH     657,911     450,000     142,911
  SHARE SUBSCRIPTIONS                     -           -     (92,911)
                                  ----------  ----------  ----------

                                    724,095     460,432      67,497
                                  ----------  ----------  ----------

CHANGE IN CASH FOR THE PERIOD     $ 173,181     172,586     (17,815)
                                  ==========              ----------

CASH BEGINNING OF THE PERIOD                        595      68,115
                                              ----------  ----------

CASH END OF THE PERIOD                        $ 173,181   $  50,300
                                              ==========  ==========



                                    UNAUDITED



                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999


1    ACCOUNTING  POLICES  AND  NOTES

     The accounting policies followed by the Company are unchanged from those outlined in the audited financial statements for the year ended December 31, 1998. The notes to the financial statements at December 31, 1998 substantially apply to the interim financial statements at September 30, 1999 and are not repeated here. All adjustments have been made which, in the opinion of management, are necessary in order to make these financial statements not misleading.

2     SHARE  CAPITAL

                                                          SHARES    CONSIDERATION
                                                        ---------  --------------
Common shares issued and fully paid
     Balance at December 31, 1998                       7,776,346        $393,769
                                                        ---------        --------

     Consolidated on a 1 new share for
       20 old shares basis                                388,817        $393,769
     Issued during the period
            For cash
            @ $0.50 per share                             300,000         150,000
            @ $3.00 per share                             100,000         300,000
            For services
            @ $0.50 per share                              50,000          25,000
                                                        ---------        --------

                                                          838,817        $868,769
                                                        ---------        --------

     Split on a 10 new share for 1 old share basis and balance at September 30, 1999

                                                        8,388,170         $868,769
                                                        =========         ========


On September 13, 1999, the common shares were split on a 10 new shares for 1 old share basis.




                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999


3.   COMMITMENT

     a.  Pharmaceutical  Research  and  Development

     The Company has entered into Research, Development and License Agreements, effective September 30. 1999, to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. The Company has paid $96,500 of the total research and development funding obligation of $250,000 and will issue 2,600,000 post-split common shares in consideration for the license. The balance of the funding obligation is due by October 1, 2000. The shares issued were subsequent to the period end and recorded at a nominal value of $0.01 per share and are subject to regulatory restrictions relating to their saleability. A net revenue royalty of 35% will be payable by the Company on revenue for licensed products. The agreement is with a company formerly under common management.

     b.  Consulting  Agreement

     The Company entered into a consulting agreement with a former director for public relations services for a twelve month period to March 15, 2000. As consideration for the services, the Company:

          -  paid  cash  of  $25,000;
          - issued 500,000 post-split (50,000 pre-split) shares at an ascribed value of $.50 per share;
          - granted options to acquire to March 15, 2000 500,000 post-split common shares at $.05 and 500,000 post-split common shares at $.15; and
          - granted an option to acquire up to 5% of the outstanding common shares of the Company when these shares qualify for the NASDAQ small cap over the counter public trading at $.50 per share for a period of two years from the date of the listing.

     As of September 30, 1999, the quoted market price of the shares exceeded the option exercise price by an aggregate of $120,000 and the excess is recognized in the current period.




                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)


                          INDEPENDENT AUDITORS' REPORT


TO  THE  SHAREHOLDERS  OF
FAIRCHILD  INTERNATIONAL  CORPORATION
   (FORMERLY  GOANNA  RESOURCES  INC.)


We have audited the accompanying balance sheets of Fairchild International Corporation (formerly Goanna Resources Inc.) (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations and deficit, changes in stockholders' equity and cash flow for the periods ended December 31, 1999, 1998 and 1997 and cumulative to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairchild International Corporation (formerly Goanna Resources Inc.) as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the periods in the three year period then ended and cumulative to December 31, 1999 in conformity with U.S. generally accepted accounting principles consistently applied.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations, has a net capital deficiency and there is no revenue stream from operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver,  Canada                                         "STEELE  &  CO."
June  7,  2000                                             CHARTERED ACCOUNTANTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                           (EXPRESSED IN U.S. DOLLARS)

                                                               1999        1998
                                                               ----        ----
ASSETS
 CURRENT
   CASH                                                    $  36,966   $     595
                                                           ==========  ==========
LIABILITIES
 CURRENT
   ACCOUNTS PAYABLE                                        $   8,205   $   7,350
   OWING TO RELATED PARTIES (NOTE 4)                          61,205      55,752
                                                           ----------  ----------
                                                              69,410      63,102
                                                           ----------  ----------
COMMITMENTS (NOTE 7)
STOCKHOLDERS' EQUITY (DEFICIENCY)
 SHARE CAPITAL (NOTE 5)
   AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE OF $.001
PER  SHARE
     1,000,000  PREFERRED SHARES WITH A PAR VALUE OF
      $.01 PER SHARE
 ISSUED
     10,988,210  COMMON SHARES                               894,769     393,769
 DEFICIT ACCUMULATED DURING                                 (927,213)   (456,276)
                                                           ----------  ----------
  THE DEVELOPMENT STAGE
 TOTAL STOCKHOLDERS' DEFICIENCY                              (32,444)    (62,507)
                                                           ----------  ----------
 TOTAL LIABILITIES AND STOCKHOLDERS'                       $  36,966   $     595
                                                           ==========  ==========
  DEFICIENCY



APPROVED  BY  THE  DIRECTOR


          "Byron  Cox"
--------------------------
   THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                     CUMULATIVE      PERIOD ENDED DECEMBER 31,
                                        TO
                                    DECEMBER 31,
                                       1999         1999        1998       1997
                                    -----------  ----------  ----------  ---------
EXPENSES
 ADVERTISING                        $     9,008  $        -  $    5,517  $   3,491
 BANK CHARGES AND                        12,065       1,936       9,631        498
  FOREIGN EXCHANGE
 CONSULTING                              39,267      15,391       7,194     16,682
 OFFICE, RENT AND                        19,156      12,473       2,891      3,792
  SECRETARIAL
 PROFESSIONAL FEES                       76,455      52,145      12,964     11,346
 PROMOTION AND TRAVEL                   325,040     104,341     202,302     18,397
 RELATED PARTY                          109,122      63,136      32,349     13,637
  ADMINISTRATION
  CONSULTING                             50,000      50,000           -          -
 RESEARCH AND                           158,500     158,500           -          -
      DEVELOPMENT AND
  LICENCE FEES (NOTE 7)
 SHAREHOLDER                             18,022       7,563       2,255      8,204
  INFORMATION
 TELEPHONE                                3,194       1,853         849        492
 TRANSFER AGENT FEES                      7,757       3,599       3,366        792
                                    -----------  ----------  ----------  ---------
                                        827,586     470,937     279,318     77,331
MINERAL INTERESTS AND                    99,627           -      46,296     53,331
                                    -----------  ----------  ----------  ---------
 EXPLORATION COSTS
NET LOSS FOR THE PERIOD             $   927,213     470,937     325,614    130,662
                                    ===========
 (NOTE 6)
DEFICIT BEGINNING OF THE PERIOD                     456,276     130,662          -
                                                 ----------  ----------  ---------
DEFICIT END OF THE PERIOD                        $  927,213  $  456,276  $ 130,662
                                                 ==========  ==========  =========

BASIC LOSS PER SHARE                             $      .03  $      .05  $     .02
                                                 ==========  ==========  =========
 PRE STOCK SPLITS
 POST STOCK SPLITS                               $      .06  $      .10  $     .05
                                                 ==========  ==========  =========

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING
 PRE STOCK SPLITS                                14,643,086   6,358,643  5,531,429
                                                 ==========  ==========  =========
 POST STOCK SPLITS                                7,321,543   3,179,322  2,765,715
                                                 ==========  ==========  =========

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997
                           (EXPRESSED IN U.S. DOLLARS)

                           COMMON STOCK       CAPITAL IN  DEFICIT     TOTAL
                           ------------       EXCESS OF   -------     STOCK-
                                              PAR VALUE               HOLDERS'
                                              ----------              EQUITY
                                                                      --------
                          SHARES    AMOUNT
                         ---------  -------
ISSUED FOR CASH          5,000,000  $ 5,000  $ 45,000     $       -   $  50,000
 @ $.01/SHARE
ISSUED FOR MINERAL         620,000      620     5,580             -       6,200
 INTERESTS
 @ $.01/SHARE
ISSUED FOR CASH
 @ $.20/SHARE              256,500      257    51,043             -      51,300
 @ $.50/SHARE               83,222       83    41,528             -      41,611
                         ---------  -------  --------     ----------  ----------
                         5,959,722    5,960   143,151                   149,111
NET LOSS FOR THE                 -        -         -      (130,662)   (130,662)
                         ---------  -------  --------     ----------  ----------
 PERIOD ENDED
 DECEMBER 31, 1997
STOCKHOLDERS'            5,959,722    5,960   143,151      (130,662)     18,449
 EQUITY (DEFICIENCY) AT
 DECEMBER 31, 1997
ISSUED FOR CASH
 @ $.05/SHARE              300,000      300    14,700             -      15,000
 @ $.11/SHARE              454,545      455    49,545             -      50,000
ISSUED FOR SERVICES
 @ $.112/SHARE             500,000      500    55,500             -      56,000
 @ $.22/SHARE              562,080      562   123,096             -     123,658
                         ---------  -------  --------     ----------  ----------
                         7,776,347    7,777   385,992      (130,662)    263,107
NET LOSS FOR THE
 YEAR ENDED                      -        -         -      (325,614)   (325,614)
                         ---------  -------  --------     ----------  ----------
 DECEMBER 31, 1998
STOCKHOLDERS' EQUITY     7,776,347  $ 7,777  $385,992     $(456,276)  $ (62,507)
                         =========  =======  ========     ==========  ==========
 (DEFICIENCY) AT
 DECEMBER 31, 1998

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997
                           (EXPRESSED IN U.S. DOLLARS)

                           COMMON STOCK       CAPITAL IN  DEFICIT     TOTAL
                           ------------       EXCESS OF   -------     STOCK-
                                              PAR VALUE               HOLDERS'
                                              ----------              EQUITY
                                                                      --------
                          SHARES    AMOUNT
                         ---------  -------
STOCKHOLDERS' EQUITY     7,776,347  $ 7,777  $385,992     $(456,276)  $ (62,507)
 (DEFICIENCY) AT
 DECEMBER 31, 1998
STOCK SPLIT             (7,387,526)       -         -             -           -
                        -----------  -------  --------    ----------  ----------
 1 NEW FOR 20 OLD
BALANCE                    388,821     7,777   385,992     (456,276)    (62,507)
 POST-STOCK SPLIT
ISSUED FOR CASH
 @ $.50                    300,000       300   149,700            -     150,000
 @ $3.00                   100,000       100   299,900            -     300,000
ISSUED FOR SERVICES
 @ $.50                     50,000        50    24,950            -      25,000
                        -----------  -------  --------    ----------  ----------
BALANCE PRE-SPLIT          838,821     8,227   860,542     (456,276)    412,493
 STOCK SPLIT             7,549,389         -         -            -           -
                        -----------  -------  --------    ----------  ----------
 10 NEW FOR 1 OLD
BALANCE                  8,388,210     8,227   860,542     (456,276)    412,493
 POST-STOCK SPLIT
ISSUED FOR LICENCE       2,600,000     2,600    23,400            -      26,000
                        -----------  -------  --------    ----------  ----------
 2,600,000 @ $.001
                        10,988,210    10,827   883,942     (456,276)    438,493
NET LOSS FOR THE YEAR
ENDED DECEMBER31,1999            -         -         -     (470,937)   (470,937)
                        -----------  -------  --------    ----------  ----------
STOCKHOLDERS' EQUITY    10,988,210   $10,827  $883,942    $(927,213)  $ (32,444)
                        ===========  =======  ========    ==========  ==========
(DEFICIENCY) AT
DECEMBER 31, 1999

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENTS OF CASH FLOW

                FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1997

                           (EXPRESSED IN U.S. DOLLARS)

                                         CUMULATIVE     PERIOD ENDED DECEMBER 31,
                                             TO
                                         DECEMBER 31
                                            1999              1999     1998     1997
                                         ----------  ----------  ----------  ----------

CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES
   NET LOSS FOR THE PERIOD               $(927,213)  $(470,937)  $(325,614)  $(130,662)
   NON-CASH ITEMS
    ISSUE OF SHARES FOR SERVICES,          236,858      51,000     179,658       6,200
     MINERAL INTERESTS, RESEARCH
     AND DEVELOPMENT AND
     LICENCES
   CHANGE IN NON-CASH
    OPERATING ITEM
     ACCOUNTS PAYABLE                        8,205         855       2,428       4,922
                                         ----------  ----------  ----------  ----------
                                          (682,150)   (419,082)   (143,528)   (119,540)
                                         ----------  ----------  ----------  ----------
 FINANCING ACTIVITIES
   OWING TO RELATED PARTIES                 61,205       5,453      11,008      44,744
   SHARE CAPITAL ISSUED
     FOR CASH                              657,911     450,000     157,911      50,000
   SHARE SUBSCRIPTIONS                           -           -     (92,911)     92,911
                                         ----------  ----------  ----------  ----------
                                           719,116     455,453      76,008     187,655
                                         ----------  ----------  ----------  ----------
CHANGE IN CASH FOR THE PERIOD            $  36,966      36,371     (67,520)     68,115
                                         ==========
CASH BEGINNING OF THE PERIOD                               595      68,115           -
                                                     ----------  ----------  ----------
CASH END OF THE PERIOD                               $  36,966   $     595   $  68,115
                                                     ==========  ==========  ==========

     THE  ACCOMPANYING  NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)


1.   ACCOUNTING  POLICIES

     a.   Incorporation  and  Basis  of  Presentation
          The Company was incorporated in the State of Nevada, U.S.A. on June 20, 1997. These financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States.

     b.   Use  of  Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompany-ing disclos-ures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

     c.   Foreign  Currency
          Transactions in foreign currency are translated at rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the rate of exchange prevailing at the year end. Exchange gains and losses from foreign currency translation adjustments are included in current costs.

     d.   Income  Taxes
          The Company has incurred operating losses and resource-related expenditures which are available for tax credit carry-forward. No certainty exists whether it is more likely than not that some portion of these amounts will be realized by a reduction of future taxes payable and no deferred tax asset has been recognized.

     e.   Year  2000  Issue
          It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)



2.   GOING  CONCERN  CONSIDERATIONS

     As of December 31, 1999, the Company had not reached a level of operations which would finance day to day activities. These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations. The Company suffered losses from operations of $470,937, $325,614 and $130,662 for the fiscal periods ended December 31, 1999, 1998 and 1997 respectively and had a net capital deficiency of $32,444 as of December 31, 1999.

3.   MINERAL  INTERESTS

     The Company abandoned its rights to the prospecting licences in Western Australia by not making the required payments and share issuances. The Company has no further rights or obligations relating to these property licences.

4.   RELATED  PARTY  TRANSACTIONS

     The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is charged for office rentals and administrative services on a proportional cost basis. Management believes that the methods of cost allocations and resultant costs are reasonable. Accounts with companies with common management and directorships, management, directors and a stockholder are unsecured with no fixed terms of interest or repayment. Fees paid to related parties during the three fiscal periods ended December 31 are:

                                                         1999     1998     1997
                                                       --------  -------  -------
Administration expenses paid to a                      $ 31,896  $21,879  $13,637
company controlled by a director
Administration fees paid to a director                   31,240   10,470        -
 and former director
Consulting fees paid to a former                         50,000        -        -
                                                       --------  -------  -------
 director (Note 7)
                                                       $113,136  $32,349  $13,637
                                                       ========  =======  =======

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           (EXPRESSED IN U.S. DOLLARS)



5.     SHARE  CAPITAL

     a.   Authorized
              50,000,000     Common shares with a par value of $.001 per share
               1,000,000     Preferred shares with a par value of $.01 per share

     b.   Common Shares Issued            Price per
                                          Share     SharesConsideration
                                          -----     -------------------

          For  cash                       $   .01        5,000,000     $  50,000
          For  mineral  interests         $   .01          620,000         6,200
                                                      -------------    ---------

          Balance at December 31, 1997                   5,620,000        56,200
          For cash                        $   .05          300,000        15,000
          For cash                        $   .11          454,545        50,000
          For cash                        $   .20          256,500        51,300
          For  cash                       $   .50           83,222        41,611
          For  services                   $   .112         500,000        56,000
          For  services                   $   .22          562,080       123,658
                                                      -------------    ---------

          Balance at December 31, 1998                   7,776,347     $ 393,769
                                                      =============    =========

          Stock  split
          1  new  share  for  20 old basis                 388,821     $ 393,769

          Issued  during  the  year
          For  cash                       $   .50          300,000       150,000
          For  cash                       $  3.00          100,000       300,000
          For  services                   $   .50           50,000        25,000
                                                      -------------    ---------

                                                           838,821     $ 868,769
                                                      =============    =========

          Stock  split
          10 new shares for 1 old basis                  8,388,210     $ 868,769
          Issued for licence acquisition  $   .01        2,600,000        26,000
                                                      -------------    ---------

          Balance  at December 31, 1999                 10,988,210     $ 894,769
                                                      =============    =========

                       FAIRCHILD INTERNATIONAL CORPORATION
                        (FORMERLY GOANNA RESOURCES INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)



6.   INCOME  TAXES

     The Company has incurred operating losses of approximately $764,000 which are available to reduce future years' taxable income. No future benefits have been recognized in the accounts. The availability of these losses is as follows:

          Until  2012                     $     128,000
          Until  2018                     $     315,000
          Until  2019                     $     321,000

     No income taxes were payable by the Company for the three fiscal periods ended December 31, 1999.

7.   COMMITMENTS

     a.   Pharmaceutical  Research  and  Development
          The Company has entered into Research, Development and Licence Agreements, effective September 30, 1999, to acquire an exclusive licence to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. The Company has paid $132,500 of the total research and development funding obligation of $250,000 and issued 2,600,000 post-split common shares in consideration for the licence. The balance of the funding obligation is due by October 1, 2000. The shares have been issued at a nominal value of $.01 per share and are subject to regulatory restrictions relating to their saleability. A net revenue royalty of 35% will be payable by the Company on revenue for licensed products. The agreement is with a company formerly under common management.

     b.   Consulting  Agreement
          The Company entered into a consulting agreement with a former director for public relations services for a twelve month period to March 15, 2000. As consideration for the services, the Company:

               -  paid  cash  of  $25,000;
               - issued 500,000 post-split (50,000 pre-split) shares at an ascribed value of $.50 per share;
               - granted options to acquire to March 15, 2000 (lapsed subsequent to the year end without being exercised) 500,000 post-split common shares at $.05 and 500,000 post-split common shares at $.15; and
               - granted an option to acquire up to 5% of the outstanding common shares of the Company when these shares qualify for the NASDAQ small cap over the counter public trading at $.50 per share for a period of two years from the date of the listing.

          As of December 31, 1999, the exercise price of outstanding stock options exceeded the quoted market value of the shares. Accordingly, no stock option compensation has been recognized in the financial statements.

                                  FAIRCHILD INTERNATIONAL CORPORATION
                                     (A DEVELOPMENT STAGE COMPANY)

                                  STATEMENT OF OPERATIONS AND DEFICIT

                          FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                      (EXPRESSED IN U.S. DOLLARS)


                                 CUMULATIVE            PERIOD ENDED
                                    TO                   MARCH 31
                                 MARCH 31
EXPENSES                            2000             2000           1999
ADVERTISING                      $  9,008        $      -        $      -
BANK CHARGES AND
  FOREIGN EXCHANGE                 12,108              43             196
CONSULTING                         39,267               -             664
OFFICE, RENT AND SECRETARIAL       25,040           5,884           5,380
PROFESSIONAL FEES                  78,183           1,728               -
PROMOTION AND TRAVEL              331,040           6,000          47,962
RELATED PARTY
  ADMINISTRATION CHARGES          119,855          10,733           5,000
  CONSULTING FEES                  50,000               -          50,000
RESEARCH AND DEVELOPMENT AND
  LICENSE FEES                    163,520           5,020               -
SHAREHOLDER INFORMATION            19,769           1,747             664
TELEPHONE AND UTILITIES             3,440             246             438
TRANSFER AGENT FEES                 7,757               -           1,045
                                 --------        --------        --------

                                  858,987          31,401         111,349

MINERAL INTEREST AND
    EXPLORATION COSTS              99,627               -               -
                                 --------        --------        --------

NET LOSS FOR THE PERIOD           958,614          31,401         111,349
                                 ========

DEFICIT BEGINNING OF THE PERIOD                   927,213         456,276
                                                 --------        --------

DEFICIT END OF THE PERIOD                        $958,614        $567,625
                                                 --------        --------


BASIC LOSS PER SHARE

    PRE STOCK SPLITS                             $   0.01        $   0.01
                                                 ========        ========

    POST STOCK SPLITS                            $   0.01        $   0.03
                                                 ========        ========



                                    UNAUDITED

                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                 MARCH 31, 2000

                           (EXPRESSED IN U.S. DOLLARS)


ASSETS                                                   2000
    CURRENT
       CASH                                           $   5,186
                                                      ==========

LIABILITIES

    CURRENT
       ACCOUNTS PAYABLE                               $   7,826
       OWING TO RELATED PARTIES                          61,205
                                                      ----------

                                                         69,031
                                                      ----------
COMMITMENTS (NOTE 3)

STOCKHOLDERS' EQUITY

  SHARE CAPITAL
     AUTHORIZED
     50,000,000  COMMON SHARES WITH A PAR VALUE
                        OF $0.001 PER SHARE
      1,000,000   PREFERRED SHARES WITH A PAR VALUE
                        OF $0.01 PER SHARE
ISSUED AND FULLY PAID (NOTE 2)
    10,988,210 COMMON SHARES                            894,769

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                                    (958,614)
                                                      ----------

TOTAL STOCKHOLDERS' EQUITY                              (63,845)
                                                      ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   5,186
                                                      ==========

APPROVED BY THE DIRECTOR


-------------------------------



                                    UNAUDITED

                                          FAIRCHILD INTERNATIONAL CORPORATION
                                             (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENTS OF CASH FLOW

                                   FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                              (EXPRESSED IN U.S. DOLLARS)



                                    CUMULATIVE             PERIODS ENDED
                                        TO                  SEPTEMBER 30
                                     MARCH 31
                                       2000              2000             1999
CASH PROVIDED (USED) BY                              $      -         $       -
    OPERATING ACTIVITIES

     NET LOSS FOR THE PERIOD       $(958,614)        $(31,401)        $(111,349)
     NON-CASH ITEMS
     ISSUE OF SHARES FOR SERVICES
       AND MINERAL INTEREST          236,858                -                 -
     CHANGE IN NON-CASH
      OPERATING ITEM
       ACCOUNTS PAYABLE                7,826             (379)           (5,020)
                                   ----------        ---------        ----------

                                    (713,930)         (31,780)         (116,369)
                                   ----------        ---------        ----------

FINANCING ACTIVITIES

     OWING TO RELATED PARTIES         61,205                -            87,451
     SHARE CAPITAL ISSUED FOR CASH   657,911                -                 -
     SHARE SUBSCRIPTIONS                   -                -            30,000
                                   ----------        ---------        ----------

                                     719,116                -           117,451
                                   ----------        ---------        ----------

CHANGE IN CASH FOR THE PERIOD      $   5,186          (31,780)            1,082
                                   ==========                         ----------

CASH BEGINNING OF THE PERIOD                           36,966               595
                                                     ---------        ----------

CASH END OF THE PERIOD                               $  5,186         $   1,677
                                                     =========        ==========




                                    UNAUDITED


                       FAIRCHILD INTERNATIONAL CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                 MARCH 31, 2000

1.   ACCOUNTING  POLICIES  AND  NOTES

     The accounting policies followed by the Company are unchanged from those outlined in the audited financial statements for the year ended December 31, 1999. The notes to the financial statements at December 31, 1999 substantially apply to the interim financial statements at March 31, 2000 and are not repeated here. All adjustments have been made which, in the opinion of management, are necessary in order to make these financial statements not misleading.

2.   SHARE  CAPITAL

     Common shares issued and fully paid                SHARES     CONSIDERATION
                                                        ------     -------------

      Balance at March 31, 2000 and December 31, 1999   10,988,210  $    894,769
                                                        ----------  ------------

3.   COMMITMENTS

     a.   Pharmaceutical  Research  and  Development

          The  Company  has  entered  into  Research,  Development  and  License
          Agreements to acquire an exclusive license to make, use and sell pharmaceutical products and processes relating to arthritis and dermal wrinkles. The Company has paid $137,520 of the total research and development funding obligation of $250,000 and issued 2,600,000 post-split common shares in consideration for the license. The balance of the funding obligation is due by October 1, 2000. The shares have been issued at a nominal value of $.01 per share and are subject to regulatory restrictions relating to their saleability. A net revenue royalty of 35% will be payable by the Company on revenue for licensed products. The agreement is with a company formerly under common management.

      b.  Consulting  Agreement

          The Company entered into a consulting agreement with a former director for public relations services for a twelve month period to March 15, 2000. As consideration for the services, the Company:

               -  paid  cash  of  $25,000;
               - issued 500,000 post-split (50,000 pre-split) shares at an ascribed value of $.50 per share;
               - granted options to acquire to March 15, 2000 (lapsed without being exercised) 500,000 post-split common shares at $.05 and 500,000 post-split common shares at $.15; and
               - granted an option to acquire up to 5% of the outstanding common shares of the Company when these shares qualify for the NASDAQ small cap over the counter public trading at $.50 per share for a period of two years from the date of the listing.

          As of March 31, 2000, the exercise price of outstanding stock options exceeded the quoted market value of the shares. Accordingly, no stock option compensation has been recognized in the financial statements.



                                    UNAUDITED



                                  EXHIBIT INDEX

EXHBIT  # ITEM                                                              PAGE

Ex. 3.1    Articles  of  Incorporation
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 3.2    Bylaws
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 4      Share  Certificate
           (as filed in the November 30,1999 filing of the Form 10-SB)

Ex. 10               Material Contracts - Praxis Pharmaceuticals, Inc.

Ex. 10.1   Development Program for Neutraceutical and Cosmetic Agents.

Ex. 27     Financial  Data  Schedule
           (as filed in the November 30,1999 filing of the Form 10-SB)


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


FAIRCHILD  INTERNATIONAL  CORP.


Dated:  7/11/00                       By:  /s/  Byron  Cox
                                           ----------------
                                           Byron Cox, President and Director